October 4, 2012
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012 and Amended on June 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
Form 8-K Dated July 25, 2012
Filed July 25, 2012
File No. 000-31191

Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Clive A. Meanwell, Chairman and Chief Executive Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated September 13, 2012.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information is in regular type. We hope this is helpful to you in reviewing this response letter.
Form 10-K/A for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations, page 27

1.
Please provide us proposed disclosure to be included in future periodic reports that includes in the discussion below the table the aggregate milestone payments that you may be required to pay under all your material agreements. For example, you state on page F-33 that upon achievement of certain milestones you are obligated to pay Pfizer up to an aggregate of $410 million in milestone payments.

Mr. Jim B. Rosenberg
October 4, 2012

Response:

We acknowledge the Staff's comments and would propose including the following disclosure under the subheading “Contractual Obligations” in the MD&A section of our annual report on Form 10-K for the year ended December 31, 2012 and in periodic reports thereafter that detail our contractual obligations:
"In addition to the amounts shown in the above table, we are contractually obligated to make potential future success-based development, regulatory and commercial milestone payments and royalty payments in conjunction with collaborative agreements or acquisitions we have entered into with third-parties. The amount of these contingent payments could be significant. These contingent payments include royalty payments with respect to Angiomax under our license agreements with Biogen Idec and HRI, royalty and milestone payments under our agreement with Astrazeneca with respect to Cleviprex, contingent cash payments to former Targanta shareholders under our merger agreement with Targanta and royalty and milestone payments with respect to cangrelor, MDCO-157, MDCO-2010, MDCO-216 and ready-to-use Argatroban. Each of these payments is contingent upon the occurrence of certain future events and, given the nature of those events, it is unclear when, if ever, we may be required to make such payments and with respect to royalty payments, what the total amount of such payments will be. Further, the timing of any of the foregoing future payments is not reasonably estimable. For those reasons, these contingent payments have not been included in the table above. The arrangements that are excluded from the table above include the following:

•
Under our license agreement with Biogen Idec related to Angiomax, we are obligated to pay up to $8.0 million upon the first commercial sales of Angiomax for the treatment of AMI in the United States and Europe. In addition, we are obligated to pay royalties on a country-by-country basis on sales of Angiomax and on any sublicense royalties earned. In connection with entering into the Biogen Idec license, Biogen Idec assigned to us a license agreement with HRI under which we are obligated to pay royalties on sales of Angiomax and on any sublicense income we earn.

•
Under our license agreement with AstraZeneca related to Cleviprex, we are obligated to pay up to an additional $2.0 million upon reaching agreed upon regulatory milestones and are obligated to pay royalties on a country-by-country basis on annual sales of Cleviprex, and on any sublicense income earned.

•
In connection with our acquisition of Targanta, we are oblgiated to pay contingent cash payments up to $85.1 million in the aggregate upon reaching specified milestones. In addition, as a result of the Targanta acquisition, we are a party to a license agreement with Eli Lilly through our Targanta subsidiary. We are required to make payments to Eli Lilly upon reaching specified regulatory and sales milestones. In addition, we are obligated to pay royalties to Eli Lilly based on net sales of products containing oritavancin or the other compounds in any jurisdiction in which we hold license rights to a valid patent.

•
Under our license agreement with AstraZeneca related to cangrelor, we are obligated to make additional milestone payments of up to $54.5 million in the aggregate upon reaching agreed upon regulatory and commercial milestones and are obligated to pay royalties on a country-by-country basis on annual sales of cangrelor, and on any sublicense income earned.

•
Under our licensing agreement with Ligand related to MDCO-157, we are obligated to make additional payments of up to $22 million upon the achievement of certain clinical, regulatory and commercial milestones. We also agreed to pay to Ligand tiered royalties from high single digits up to low double digits on annual worldwide net sales.

Mr. Jim B. Rosenberg
October 4, 2012

•
In connection with our acquisition of Curacyte Discovery, we agreed to pay contingent milestone payments of up to an additional €25.0 million if we proceed with further clinical development of MDCO-2010 and achieve a commercial milestone and to pay royalties based on net sales.

•
Under our license agreement with Pfizer Inc. related to MDCO-216, we agreed to pay Pfizer up to an aggregate of $410.0 million upon achievement of specified clinical, regulatory and sales milestones. We also agreed to make royalty payments to Pfizer on the sale of MDCO-216, which are payable on a product-by-product and country-by-country basis. In addition to these obligations to Pfizer, in connection with the license, we also agreed to make payments to third parties of up to $12.0 million in the aggregate upon the achievement of specified development milestones and continuing payments on sales of MDCO-216.

•
Under the license agreement with Eagle related to ready-to-use formulation of Argatroban, we agreed to pay approval and commercialization milestones of up to a total of $15.0 million in the aggregate and royalties on net sales of the ready-to-use formulation of Argatroban.

Form 10-Q for six months ended June 30, 2012

10. Convertible Senior Notes, page 14

2.
You issued convertible debt in the six months ended June 30, 2012. Section 14 of Exhibit 4.1 in the 8-K filed on June 14, 2012 states that the conversion rate may change based on different events. Please tell us why the convertible feature is not recorded as a derivative pursuant to ASC 815-15 and 815-40. In particular, please provide us your analysis of the provision in Section 14.04(e) as to whether or not the provision precludes the option from being indexed to its own stock. If you believe the provision allows the option to be indexed to its own stock, please provide an analysis as to whether or not the option should be classified in stockholders' equity, citing each criterion in ASC 815-40-25.

Response:

As disclosed in the footnotes to the June 30, 2012 financial statements, the Company issued convertible senior notes (“notes”) on June 11, 2012, the terms of which are governed by that certain Indenture between the Company and Wells Fargo Bank, National Association, as trustee, dated June 11, 2012 (the “indenture”). Simultaneously, and in connection with this transaction, the Company also purchased a call option (“purchased call option”) to buy its own common stock at a strike price of $27.93 and issued warrants which allow the holder to purchase MDCO common stock (“warrants”) at a $34.20 strike price.

The following is a summary of the Company's analysis of its accounting for the convert feature in the notes including the literature that was followed to arrive at the Company's conclusion.

Evaluation of Derivative Accounting under ASC 815

The Company considered whether the embedded conversion feature in the notes require accounting as derivative financial instruments under ASC 815. The Company concluded that the conversion feature meets the basic requirements for separate accounting as a derivative instrument from the notes,

Mr. Jim B. Rosenberg
October 4, 2012

however, ASC 815-10-15-74(a) provides an exemption from derivative accounting for both embedded and freestanding derivative contracts that meet both of the following conditions:

•	The instruments are deemed to be indexed to the Company's own common stock using the indexation literature originally issued in EITF 07-5, as codified within ASC 815-40-15, and

•	The instruments qualify for classification within stockholders' equity pursuant to the guidance originally issued in EITF 00-19, as codified within ASC 815-40-25.

The Company analyzed each condition with respect to the embedded conversion feature as follows:

Indexed to the Company's Own Stock - Step 1

In order for the conversion feature to qualify for the exemption under the first criteria of ASC 815-40-15, the Company evaluated whether there were contingent exercise provisions within the conversion feature that are inconsistent within the guidance described in ASC 815-40-15. The conversion feature contains the following exercise contingencies and each is analyzed as follows:

•
A provision that allows for the exercise of the conversion feature if the trading price of the notes is less than 98% of the product of the last reported sale price of the Company's common stock and the applicable conversion rate measured over a defined period (Section 14.01(b)(i) of the indenture). This is commonly referred to as a “parity provision” in the accounting guidance. The conversion feature in the notes also contains a market trigger which allows exercise once the Company's common stock price is greater than or equal to 130% of the established conversion price (See Section 14.01(b)(iv) of the indenture).

Example 19 within ASC 815-40-55 describes the treatment of a convertible note instrument with a market price trigger and a parity provision. Congruent with that example, the contingent exercise provisions within the conversion feature of the notes are based on observable markets, but are based solely on the market price of the Company's own common stock and the notes, and therefore do not preclude the embedded feature from being considered indexed to the Company's own stock.

•	A provision that allows for the exercise of the conversion feature upon certain specified corporate events, including:

◦	If the Company issues to substantially all holders of its common stock rights to purchase shares at less than fair value (See Section 14.01(b)(ii)(A) of the indenture)

◦
If the Company makes a distribution to substantially all holders of its common stock wherein the distribution value on a per share basis is greater than 10% of the price of the Company's common stock (See Section 14.01(b)(ii)(B) of the indenture)

◦
Upon the occurrence of certain events, such as (1) the consummation of any recapitalization, reclassification or change of the common stock, (2) a merger or (3) delisting of the Company's common stock, etc. (See Section 14.01(b)(iii) of the indenture).

In each of these cases, the exercise contingencies are not based on an observable market or observable index and therefore do not preclude the embedded feature from being considered indexed to the Company's own stock.

Mr. Jim B. Rosenberg
October 4, 2012

Based on analysis above, the Company concluded that the evaluation of the first step of the indexation guidance does not preclude the embedded conversion feature from being considered indexed to the Company's own stock. The Company further analyzed the conversion feature under the step 2 of the indexation guidance (ASC 815-40-15).

Indexed to the Company's Own Stock - Step 2

Under the second criteria of the indexation guidance, settlement must be calculated as the difference between the fair value of a fixed number of equity shares and a fixed monetary amount (e.g., strike price) or a fixed amount of a debt instrument issued by the entity.

The settlement of the conversion feature in the notes is based upon the value of a fixed number of shares at the date of exercise (i.e., the then current effective conversion rate) less the principal amount of the notes. The conversion rate is subject to certain anti-dilution adjustments as follows (See Section 14.04 of the indenture):

a)	Adjustment to conversion rate upon Company's declaration of a stock dividend, stock distribution, share combination or share split, or

b)	Adjustment to conversion rate upon Company's issuance to substantially all common shareholders the right to purchase common stock at less than fair market value, or

c)	Adjustment to conversion rate upon Company's distribution of shares or other assets to substantially all common shareholders, or

d)	Adjustment to conversion rate for Company's declaration of a cash dividend to substantially all common shareholders, or

e)
Adjustment to conversion rate for tender offer or exchange offer, made at the Company's election, in which the payment per share to substantially all common shareholders is greater than the fair market value of the Company's common stock.

The Company evaluated the conversion rate adjustments described above against the fixed-for-fixed criteria in ASC 815-40-15. Specifically, Example 17 (ASC 815-40-55-42 and 43) describes certain adjustments to the strike price of an equity-linked instrument to offset resulting dilution upon a stock dividend, cash dividend, stock split, spinoff, rights offering, issuances of shares at an amount below the then-current market price and repurchase of shares at a price above the then-current market value. The example concluded that those adjustments would not preclude the instrument from being considered indexed to the entity's own stock because standard option pricing models assume such events will not occur or that the strike price of the instrument will be adjusted to offset the dilution caused by such events.

The adjustment provisions described in Example 17 are consistent with the adjustments noted above from Section 14.04 of the indenture. In all instances, those adjustments are based on an input to a fixed-for-fixed option valuation model for equity shares, and therefore do not preclude the embedded conversion feature from being considered indexed to the Company's own stock under step 2.

In addition, the Company also considered and evaluated the fundamental change make-whole provision that increases the conversion rate based on the make-whole table in the indenture (Section 14.03) upon occurrence of a fundamental change. While the make-whole feature may seem to violate

Mr. Jim B. Rosenberg
October 4, 2012

the “fixed-for-fixed” concept in the indexation guidance, Example 19 (ASC 815-40-55-45 and 55-46) states that the make-whole provision does not result in a failure of the indexation guidance because the inputs to the table (the axis) are “stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares.”

The Company evaluated the mechanics of the make-whole table in the indenture and concluded that the make-whole table is structured consistently with Example 19 and that the make-whole value is indexed to (or varies with) the stock price and time. Therefore, the Company concluded that the fundamental change make-whole provision would not preclude the embedded conversion feature from being considered indexed to the Company's own stock.

Classification within stockholders' equity pursuant to the guidance in ASC 815-40-25

ASC 815-40-25 provides guidance on classification within stockholders' equity for instruments or features that are indexed to the issuer's own equity. Contracts requiring net-cash settlement cannot be considered equity and would therefore not qualify for the exemption from derivative accounting. However, ASC 815-40-25-7 and 25-8 provides that equity classification is not precluded if net cash settlement requirement can only be triggered in circumstances in which the holders would also receive cash. The indenture provides that upon certain recapitalization, reclassification and change in the common stock, the notes will become convertible into the same consideration (including cash) that the underlying shareholder would receive (See Section 14.07 of the indenture). Even cash settlement may be required in those circumstances when holders convert, based on ASC 815-40-25-7 and 25-8, such provision would not preclude the conversion option to be classified in equity.

Contracts that permit net-share settlement would be considered to be classified in equity, provided certain additional conditions are met. Those additional conditions, which should be applied to the conversion feature, are considered to determine whether the issuer will have the ability, in all cases, to effect the settlement in shares:

The contract permits the company to settle in unregistered shares.

The indenture is silent as to whether it permits delivery of unregistered shares. There is no requirement of registered shares outside of the contractual terms (i.e., under the securities laws). The Company has confirmed with its legal counsel that settlement in unregistered shares is permitted upon conversion, under the contractual terms and the securities laws. Accordingly, the conversion feature in the notes meets this criterion.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The maximum shares required from the conversion feature of the notes considering overallotment and make-whole provisions is initially 11 million shares (275,000*40.152). The maximum number of shares required for warrant settlement is capped at 19.7 million shares. This results in a requirement of 30.7 million authorized and unissued shares. As of June 11, 2012 the Company had 55.2 million shares of common stock outstanding. The authorized shares of 125 million shares less the 55.2 million shares outstanding results in 69.8 million authorized but unissued shares. The Company estimates

Mr. Jim B. Rosenberg
October 4, 2012

total share requirements considering the effect of outstanding stock options and restricted stock units as of June 11, 2012 is 10.2 million shares. Thus there are 59.6 million authorized and unissued shares available for the notes and warrants share settlement, sufficient to cover 30.7 maximum million share requirement. Accordingly, the conversion feature in the notes meets this criterion.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The conversion option contains an explicit limit on the number of shares to be delivered upon settlement. The maximum shares required from the conversion feature of the notes considering overallotment and make-whole provisions is initially 11 million shares (275,000*40.152). The limits are considered in evaluating whether the Company has sufficient authorized and unissued shares available to settle the contract as above. Accordingly, the conversion feature in the notes meets this criterion.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the Commission.

There are no required cash payments to counterparties in the event the Company fails to make timely filings with the Commission. There is a provision within the notes which would require a contingent interest payment if the Company does not deliver consolidated financial statements to the trustee of the notes within a specified time period after a Commission filing. This provision does not preclude equity classification as the notes remain outstanding notwithstanding if contingent interest is required to be paid (i.e., payment is not a settlement of the notes). Accordingly, the conversion feature in the notes meets this criterion.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

The indenture does not contain a top-off provision with respect to the conversion feature.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract

There are no stated rights within the conversion feature of the notes that would rank the note holders higher than those of the common shareholders. Accordingly, the conversion feature in the notes meets this criterion.

There is no requirement in the contract to post collateral at any point or for any reason

There are no requirements for the Company to post collateral at any point or for any reason pertaining to the conversion feature of the notes. Accordingly, the conversion feature in the notes meets this criterion.

According to the discussion above, the conversion feature qualifies to be classified in stockholders' equity, and given that the instrument is also considered indexed to the Company's own stock, receives an exemption from derivative accounting (i.e., the conversion option does not require bifurcation and separate accounting as a derivative from the notes).

Mr. Jim B. Rosenberg
October 4, 2012

3.
You issued note hedges that have been recorded as a reduction to additional paid in capital. You state that the note hedges are expected generally to reduce the potential dilution with respect to shares of the Company's common stock upon any conversion of the notes in the event that the market price per share of the Company's common stock, as measured under the terms of the note hedges, at the time of exercise is greater than the strike price of the note hedges. Please provide us your analysis demonstrating that the note hedges are effective and qualify for hedge accounting pursuant to ASC 815-20-25-72 and thus are not required to be recorded as a derivative.

Response:

The Company evaluated the purchased call option (i.e. note hedge) as a freestanding financial instrument and concluded that the purchased call option should be classified in equity because it is (i) indexed to the Company's common stock pursuant to ASC 815-40-15 and (ii) satisfied the requirements to be classified in stockholders' equity pursuant to ASC 815-40-25.

The purchased call option is an economic hedge of the conversion option in the notes. The strike price and notional amount of the purchased call option mirror those of the conversion option. Therefore, the purchased call option economically offsets the dilutive impact of the conversion option when the Company is required to deliver shares upon settlement of the conversion option. The Company has not designated the purchased call option as an accounting hedge pursuant to ASC 815-20-25.

4.
You also issued warrants that you have recorded as additional paid in capital. You state that the warrants are indexed to the Company's common stock and are recorded in equity in the Company's consolidated balance sheets and the warrants are exempt from the scope and fair value provisions of accounting principles related to accounting for derivative instruments. You also state that the warrants are subject to customary anti-dilution adjustments. Please tell us the nature of the anti-dilution adjustments and why you do not believe any of the anti-dilution adjustments are considered ratchets that would require derivative treatment. Refer to ASC 815-40.

Response:

The Company evaluated the warrant as a freestanding financial instrument and concluded that the warrant should be classified in equity because it is (i) indexed to the Company's common stock pursuant to ASC 815-40-15 and (ii) satisfied the requirements to be classified in stockholders' equity pursuant to ASC 815-40-25.

Specifically, the nature of the Company's anti-dilution adjustments are adjustments to the settlement amount upon the occurrence of a merger or consolidation, distributions of cash dividends or stock dividends, issuance of shares at less than the prevailing market price, and other similar events that may have a diluting or concentrative effect on the theoretical value of the Company's common shares.

The Company evaluated the potential adjustment events described above against the fixed-for-fixed criteria in ASC 815-40-15. Specifically, Example 17 (ASC 815-40-55-42 and 43) describes certain

Mr. Jim B. Rosenberg
October 4, 2012

adjustments to the strike price of an equity-linked instrument to offset resulting dilution for such events. The example concluded that those adjustments would not preclude the instrument from being considered indexed to the entity's own stock because standard option pricing models assume such events will not occur or that the strike price of the instrument will be adjusted to offset the dilution caused by such events. In addition, there are no ratchet provisions that would preclude the warrants from being considered indexed to the Company's stock and receive exemption from derivative accounting.

Form 8-K Filed July 25, 2012

Exhibit 99.1
Reconciliation of GAAP to non-GAAP Measures, page 7

5.
In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Response:

The Company acknowledges the Staff's comment regarding Instruction 2 to Item 2.02 of Form 8-K and the necessary application of Item 10(e)(1)(i) in reports furnished to the Commission. The Company will no longer present tables including full statements of income to reconcile GAAP earnings to non-GAAP earnings in future Item 2.02 Form 8−K submissions or elsewhere.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,

/s/ Paul M. Antinori
Paul M. Antinori
Senior Vice President and General Counsel

Mr. Jim B. Rosenberg
October 4, 2012